CIBT EDUCATION GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cibt.net

web: www.cibt.net www.cibt.edu www.cibt-bh.edu.cn www.help-ads.com

TSX.V: CPT

November 29th, 2007

OTC.BB (US): CBTGF

CIBT Receives New Trading Symbol on the OTC.BB (US)

CIBT Education Group Inc (TSXV: CPT; OTC.BB (US): CBTGF) reports that it has received a new trading symbol on the OTC.BB market in the US.  The new trading symbol is CBTGF.

This change is effective as of November 29, 2007 at the market open.

About CIBT Education Group Inc.:

CIBT Education Group, headquartered in Canada is an education management company with operations internationally. Founded in 1986, CIBT Education Group has a long track record of success in the international business arena.  Its subsidiary, CIBT School of Business has been a leading business, technology and technical school in China since 1994.  CIBT delivers US and China accredited business and management degree programs, automotive, diesel and marine maintenance programs, IT programs, and career/vocational programs through its network of campuses across China.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu

President & CEO

Investor Relations Contact: Mr. James Neil * N. America Toll Free: 1-888-865-0901 Ext.322 * Email: info@cibt.net

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